Exhibit 99.1

Nisun International Enterprise Development Group Co., Ltd to Strengthen Presence in Alcohol Products Market

SHANGHAI, April 21, 2023 /PRNewswire/ -- Nisun International Enterprise Development Group Co., Ltd (“Nisun” or the “Company”) (Nasdaq: NISN), a provider of innovative comprehensive solutions through an integration of technology, industry, and finance, today announced that the Company’s controlled affiliate, Fintech (Henan) Supply Chain Management Co. Ltd. (“Fintech Henan”), has entered into an agricultural trade management services agreement (the “Agreement”) with Mengzhou Houyuan Biotechnology Limited (“Mengzhou Houyuan”), the largest company in Henan Province that produces and sells alcohol products, such as food grade alcohol, anhydrous ethanol, and feed. The Agreement represents an important initiative of the Company’s supply chain business strategy to strengthen its presence and pursue growth opportunities in the alcohol products market.

China has a long history of alcohol beverage consumption, which has been an important part of Chinese culture for special occasions and people’s daily lives.  The country is the largest alcoholic drinks market in the world with an estimated total revenue of US$336.4 billion in 2023 . China’s alcoholic drinks market is still growing at an expected compound annual growth rate of 3.47% during the forecast period of 2023-2027.

The Agreement was executed as a part of Nisun’s supply chain trading operations. Under the Agreement, Fintech Henan will purchase products from designated suppliers based on orders from Mengzhou Houyuan, with full payment for the products, while Mengzhou Houyuan provides a 20% deposit to Fintech Henan. The products will be delivered to Fintech Henan’s designated warehouse, and upon order completion and payment, Fintech Henan will arrange for the products to be picked up by Mengzhou Houyuan.

Mr. Xiaoyun Huang, Chief Executive Officer of Nisun, commented, “We are thrilled to collaborate with Mengzhou Houyuan. This partnership marks a significant milestone in our efforts to broaden our business horizons in the alcohol products industry. With the promising outlook of the market, we are confident that this collaboration will yield positive outcomes. As we move forward, we will capitalize on our supply chain advantages and actively seek potential partners in the alcohol products market, so that we can further amplify our impact and create greater value for our shareholders.”

About Nisun International Enterprise Development Group Co., Ltd

Nisun International Enterprise Development Group Co., Ltd (NASDAQ: NISN) is a technology-driven, integrated supply chain solutions provider focused on transforming the corporate finance industry. Leveraging its rich industry experience, Nisun is dedicated to providing professional supply chain solutions to Chinese and foreign enterprises and financial institutions. Through its subsidiaries, Nisun provides users with professional solutions for technology supply chain management, technology asset routing, and digital transformation of tech and finance institutions, enabling the industry to strengthen and grow. At the same time, Nisun continues to deepen the field of industry segmentation through industrial and financial integration, by cultivating/creating an ecosystem of openness and empowerment. Nisun has built a linked platform that incorporates supply chain, banking, securities, trust, insurance, funds, state-owned enterprises, among other businesses. Focusing on industry-finance linkages, Nisun aims to serve the upstream and downstream of the industrial supply chain while also assisting with supply-side sub-sector reform. For more information, please visit http://ir.nisun-international.com/.

Cautionary Note Regarding Forward-Looking Statements

This press release contains information about Nisun’s view of its future expectations, plans and prospects that constitute forward-looking statements. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of products and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. Nisun encourages you to review other factors that may affect its future results in Nisun’s registration statement and in its other filings with the Securities and Exchange Commission. Nisun assumes no obligation to update or revise its forward-looking statements as a result of new information, future events or otherwise, except as expressly required by applicable law.

Contacts

Nisun International Enterprise Development Group Co., Ltd

Investor Relations

Tel: +86 (21) 2357-0055

Email: ir@cnisun.com

Ascent Investor Relations LLC

Tina Xiao

Tel: +1 (917) 609 0333

Email: tina.xiao@ascent-ir.com